Exhibit 99.1

FOR IMMEDIATE RELEASE

Conor McGregor’s Coach John Kavanagh to Lead 700M+ Global Fan Opportunity for NYSE: MMA

Highlights

●	Co-founder John Kavanagh to lead scaled fan-to-participant conversion initiatives targeting an estimated 700M+ global MMA fanbase as participation funnel
●	Kavanagh to lead design and rollout of structured training programs targeting military, law enforcement and first responder segments
●	Female programming to be scaled in collaboration with UFC broadcaster Laura Sanko
●	Expansion of online training academy content to drive subscription revenue

New York, NY – MARCH 26, 2026 – Mixed Martial Arts Group Limited (NYSE American: MMA) (“MMA” or the “Company” and doing business as MMA.INC), a technology driven ecosystem at the forefront of the global combat sports industry today announced an expanded operational role for co-founder John Kavanagh, longtime coach of UFC superstar and prominent MMA.INC investor Conor McGregor, who will lead initiatives focused on converting global MMA fans into active participants across the Company’s rapidly scaling ecosystem.

The expanded mandate accelerates execution of MMA.INC’s core participation thesis: transforming passive viewership into active training, gym participation and platform-driven engagement. With an estimated global fanbase exceeding 700 million, the Company views fan conversion as a primary driver of long-term growth and revenue expansion for the Company and the entire martial arts sector.

Kavanagh, a former World MMA Coach of the Year and widely regarded as one of the most influential coaches in modern mixed martial arts, will spearhead structured conversion strategies anchored in specialized training programs for law enforcement, first responders and military personnel, expanding into youth participation pathways and female-focused programs in collaboration with UFC broadcaster Laura Sanko, supported by scalable online course content.

As a co-founder, Kavanagh’s expanded role reflects deeper operational alignment between elite coaching leadership and MMA.INC’s integrated platform. Anchored by TrainAlta, a category-defining global platform for MMA training delivery and seamlessly integrated with academy management, consumer engagement and embedded payments infrastructure, which are already processing growing transaction volumes across its network.

By combining world-class coaching with its technology platform and fast growing gym network, MMA.INC is making it easier for more people to start training and stay engaged. The Company expects this to drive more activity across its platform, with increased spending both in gyms and online.

About Mixed Martial Arts Group Limited

With over 5 million social media followers, 530,000 user profiles, 75,000+ active students, 18,000 published gyms and 800 verified gyms across 22 countries across its various assets, MMA.INC continues to transform the martial arts landscape and deliver unparalleled value to its stakeholders:

-	A Global Platform: Operating across 22 countries, MMA.INC connects local gyms with global communities and customers in a single, connected network of value.

-	Get Paid to Train: Engaging in training, streaming, coaching or simply supporting any activity, will earn Experience Points (XP), which is transparently logged on chain and can be redeemed for real rewards.

-	One Unified Ecosystem: With existing platform assets including BJJLink, TrainAlta, Hype and MixedMartialArts.com, MMA.INC provides a complete platform that covers training, community, content and fandom like no other.

For more information, visit www.mma.inc

Disclaimer

As we continue to develop our plans discussed above, they could change and there can be no assurance as to any final outcome.

The information provided in this press release is intended for informational purposes only and does not constitute investment advice, endorsement, analysis, or recommendations with respect to any financial instruments, investments, or issuers. This press release does not take into account the investment objectives, financial situation, or specific needs of any particular person and each individual is urged to consult their legal and financial advisors before making any investment decisions.

Forward-Looking Statements

This press release contains forward-looking statements. Any statements contained herein regarding our strategy, platform development, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management, other than statements of historical facts, are forward-looking statements. The forward-looking statements included herein include or may include, but are not limited to, statements that are predictive in nature, depend upon or refer to future events or conditions, or use or contain words, terms, phrases, or expressions such as “achieve,” “forecast,” “plan,” “propose,” “strategy,” “envision,” “hope,” “will,” “continue,” “potential,” “expect,” “believe,” “anticipate,” “project,” “estimate,” “predict,” “intend,” “should,” “could,” “may,” “might,” or similar words, terms, phrases, or expressions or the negative of any of these terms. Any statements contained in this press release that are not based upon historical fact are based on current expectations, estimates, projections, opinions and/or beliefs of the Company. Such statements are not facts and involve known and unknown risks, uncertainties, and other factors. Prospective investors should not rely on these statements as if they were facts. Actual revenue may vary to current sales due to factors such as participant churn, cancellations, and changes in payment schedules, membership terms or pricing changes. Any references to verified gyms, partner gyms, user profiles refer to a database profile that has been claimed or created across the MMA.INC platform, which includes TrainAlta.com, BJJ Link, Hype, MixedMartialArts.com and Steppen. Forward-looking statements involve a number of known and unknown risks and uncertainties, including, but not limited to, those discussed in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC. Given the risks and uncertainties, readers should not place undue reliance on any forward-looking statement and should recognize that the statements are predictions of future results which may not occur as anticipated. New risk factors emerge from time to time, and it is not possible for management to predict all such risk factors, nor can it assess the impact of all such factors on the Company’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should carefully read the factors described in the “Risk Factors” section of the Form 20-F for the fiscal year ended June 30, 2025 filed with the SEC to better understand the risks and uncertainties inherent in our business and industry, and any underlying forward-looking statements. Except where required by law, the Company assumes no obligation to update, withdraw or revise any forward-looking statements to reflect actual results or changes in factors or assumptions affecting such forward-looking statements.

Media Contacts

Mixed Martial Arts Group Limited

E: andrew@mma.inc